2000 FIRST TENNESSEE BUILDING 165 MADISON AVENUE MEMPHIS, TENNESSEE 38103 PHONE: 901.526.2000 fax: 901.577.2303 www.bakerdonelson.com

Matthew S. Heiter

Direct Dial: 901.577.8117

Direct Fax: 901.577.0737

E-Mail Address: mheiter@bakerdonelson.com

September 11, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention: Terrance O’Brien, Branch Chief

Re:	Macquarie Equipment Leasing Fund, LLC
Form 10-K
Filed February 15, 2012
File Number 0-53904

Ladies and Gentlemen:

On behalf of Macquarie Equipment Leasing Fund, LLC (the “Fund”) this letter is in response to the Staff’s comments to the Fund’s Form 10-K filed February 15, 2012 and contained in the Staff’s letter dated August 15, 2012 (the “Comment Letter”).

The numbered responses below correspond to the numbered paragraphs of the Comment Letter.

Item 1. Business, page 4

1.	You disclose on page 7 that the aircraft engines generated less than 10% of 2011 leasing revenues, yet generated 60% of 2010 leasing revenues. We note from page 24 that the two aircraft engines you appear to have acquired since inception were delivered only in the fourth quarter of 2011. Please explain how the aircraft engines delivered late in 2011 apparently generated most of the leasing revenues in 2010. Revise the disclosure in future filings to clarify the nature of equipment included in “aircraft engines” vs. “aircraft.”

RESPONSE:

The Fund held its initial closing on March 5, 2010, and prior to that date, had no business operations or leasing income. In 2010, the Fund acquired self-scanning kiosks that were leased to a major retailer and a 10% participation interest in a portfolio of 8 jet engines leased to an

ALABAMA	FLORIDA	GEORGIA	LOUISIANA	MISSISSIPPI	TENNESSEE	TEXAS	WASHINGTON, D.C.

September 11, 2012

Australian airline. Total revenue for the year ended December 31, 2010 was $226,924. Of that amount, $135,922 represented revenue from the participation interest. In 2011, the Fund continued to raise and close on funds and make additional equipment acquisitions. In October and December of 2011, the Fund acquired 2 jet engines which were leased to an airline based in Dubai. As this transaction occurred late in 2011, the leasing revenue it generated for the year ended December 31, 2011 was immaterial. As the revenue from other transactions in 2011 grew, the revenue generated by the participation interest in the aircraft engines became less of an overall contributor to revenue. The Fund’s total leasing revenue for 2011 was $2,930,370, of which $156,362 was derived from the participation interest.

The Fund acknowledges the Staff’s comment and will revise its disclosure in future filings to clarify the nature of equipment included in “aircraft engines” vs. “aircraft”.

Management’s Discussion and Analysis, page 9

Results of Operations for the Year ended December 31, 2011

2.	In future filings, please expand your discussion of results of operations to provide a narrative explanation of your financial statements that enables investors to see the company through the eyes of management. This includes:

•

Discussing the material changes in operations during the periods, including discussion of your financial statement line items, and events and trends expected to impact your operations, liquidity and cash flows.

•

Discussion of significant trends and events that impact your operations. For example, there is no discussion of the participation agreement with Macquarie Bank Limited. While this agreement was concluded in the first quarter, future MD&A should include an analysis of similar transactions, focusing on the historical and expected future impact on operations, liquidity and cash flows.

Please refer to Item 303 of Regulation S-K and SEC Release 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, and provide expanded disclosure in future filings.

RESPONSE:

The Fund acknowledges the Staff’s comment and will expand its discussion in future filings regarding results of operations in Management’s Discussion and Analysis as noted by the Staff in the comment above.

Accounting Policies, Accounting Changes and Future Application of Accounting Standards, page 13

3.	You disclose the difference between the maintenance reserve liability on your balance sheet and the reimbursement paid to the lessee for maintenance is recorded

September 11, 2012

as revenue “for each maintenance event,” when you are “satisfied that the remaining reserve is considered sufficient to cover future maintenance or repairs.” Please provide us with more details to explain precisely when revenue is recorded and how the amounts are determined. For example:

•	Clarify whether supplemental rents paid by the lessee for maintenance are received monthly and how they are calculated.

RESPONSE:

Only one of the Fund’s lessees pays supplemental rents. The supplement rent for this lessee is calculated based on the prior month’s number of flight hours and flight cycles. Utilizing this information, the supplemental rent is calculated in accordance with rates set out in the lease agreement. Supplemental rent is invoiced monthly.

•	Explain what is meant by a maintenance event and how the monthly supplemental rents are allocated to specific events for this consideration.

RESPONSE:

The manufacturers of the Fund’s aviation assets (airframe, jet engines) recommend a standard maintenance program that each asset should undergo. Thus, a “maintenance event” refers to the submission of the aviation asset to a maintenance shop to undergo the standard maintenance recommended by the respective manufacturer. The lease agreement requires the Fund, as lessor, to make payments to the lessee and contribute to the cost of the maintenance. The Fund contributes an amount equal to the lower of (i) cost of the maintenance work and (ii) the supplemental rent collected, less any amounts already paid. Monthly supplemental rents are not allocated to specific events but are intended, over the period, to cover all aggregate maintenance costs.

•	Explain how you determine the amount of revenue to recognize, i.e. the amount of liability exceeding future maintenance costs.

RESPONSE:

The Fund has not yet recognized revenue with respect to its maintenance reserve liability. The amount of revenue recognized is triggered by the occurrence of a major maintenance event and is calculated using the difference between (i) supplemental rent collected and (ii) the actual cost of the particular maintenance event plus the estimated costs for future maintenance events over the remaining lease term.

•	Explain how often this analysis is performed.

RESPONSE:

The Fund performs this revenue recognition analysis after the occurrence of a maintenance event. To date, no maintenance events have occurred.

•	Tell us what portion of your lessees are responsible for maintenance and repairs and pay these additional rentals

September 11, 2012

RESPONSE:

Only one of the Fund’s total seven lessees is responsible for both maintenance and repairs and pays these amounts as additional rentals.

Expand disclosure in future filings to provide more detailed disclosure.

RESPONSE:

The Fund acknowledges the Staff’s comment and will expand the disclosure in future filings to provide more detailed disclosure regarding its maintenance liability and reimbursement.

4.	Disclose your accounting policy for planned major maintenance costs on your aircraft leases or other equipment where the lessee is not responsible for maintenance and repairs. Refer to ASC 360-10-25-5 and ASC 908-360-25 (from FASB Staff Position No. AUG AIR-1).

RESPONSE:

Aircraft Leases

All of the Fund’s leases are net leases which means the lessees are contractually obligated to make all necessary maintenance and repairs on the aircraft and jet engines. Thus, ASC 908-360-25 is not applicable.

Other Equipment

Generally, the Fund’s leases are net leases. Where the Fund is responsible for major maintenance costs, the maintenance or repair costs will be either capitalized into the cost of the asset or expensed, depending on the nature of the maintenance or repair cost. No major maintenance events have occurred to date.

5.	If material, please disclose your policy for lessor contributions or top-up payments, i.e. payments made to lessees for maintenance related expenses, generally related to usage that occurred prior to current lease.

RESPONSE:

The Fund is not obligated to make top-up payments or lessor contributions, and thus are not material.

6.

Disclose your accounting policy for recording lease true-up payments received from lessees at the end of lease term, typically relating to the condition or usage of the plane or other underlying equipment. Disclose whether you may need to make a payment at the end of a lease due to equipment condition and, if so, your accounting

September 11, 2012

policy for recording this payment.

RESPONSE:

As of December 31, 2012, none of the Fund’s leases had reached the end of lease term, and thus no true-up payments have been received or paid to date. Upon the end of a lease term, if the lessee hasn’t met the return conditions as set out in the lease, the Fund is entitled in certain cases to additional compensation from the lessee. The Fund’s accounting policy for recording such payments is to treat such payments as revenue.

The Fund is not required to make a payment at the end of the lease term, but it may elect to upgrade the equipment to improve its marketability. In such event, we anticipate that the expenses incurred in improving the marketability of the equipment at the end of a lease term will be capitalized.

7.	Disclose your accounting policy for presenting the sale of leased assets, including whether proceeds and cost of sales are presented gross, or gain or loss is presented net, and the income statement line items that are used.

RESPONSE:

The Fund’s accounting policy for presenting the sale of leased assets is to present the gain or loss from the sale on a net basis. This amount is recorded in the income statement under the line item “Net gain on sale of leased equipment” under Revenue. The Fund will disclose its accounting policy for presenting the sale of leased assets in its future filings.

8.	We note your discussion of the determination of residual values. Please revise future filings to disclose how often management reviews such values, to described the policies if the review results in lower estimate than had been previously established, and to discuss any instances in the periods presented. Refer to ASC 840-30-35-25.

RESPONSE:

The Fund acknowledges the Staff’s comment. The Fund will revise future filings to disclose how often management reviews these values and describe the policies if the review results in lower estimates than previously established.

4. Lease Equipment At Cost, page 23

9.	Please address the following regarding the classification of your leases:

•

Please tell us whether your leases contain default covenants related to nonperformance. If so, please confirm all the conditions set forth in ASC 840-10-25-14 exist. Otherwise, confirm that you included the maximum amount that the lessee could be required to pay under the default covenant in your minimum lease payments for purposes of applying ASC 840-10-25-1(d);

September 11, 2012

RESPONSE:

Where leases contain default covenants, all the conditions set forth in ASC 840-10-25-14 exist.

•	Please tell us whether your leases contain material adverse change clauses. If so, please tell us how this is determined and what potential remedies are available to you as the lessor;

RESPONSE:

The Fund’s leases do not contain material adverse change clauses.

•	Please tell us if your leases contain cross-default provisions. If so, please tell us what consideration you gave to the potential impact of these provisions on your lease classification; and

RESPONSE:

The Fund’s leases do not contain cross default provisions.

•	Please tell us if your leases include subjective default provisions. If so, please tell us whether there is any cap on potential remedies that would impact your lease classification.

Refer to ASC 840-10-25-41 to 69.

RESPONSE:

The Fund’s leases do not include subjective default provisions.

10.	Regarding the acquisition of the self-serve kiosks, the aircraft and the aircraft engines, please clarify for us and in future filings whether these represent sale-leaseback transactions that are each accounted for as operating leases. If not, please provide your analysis supporting your conclusions therefor. We may have further comment.

RESPONSE:

The acquisition of the two aircraft engines leased to the Dubai airline represented a sale-leaseback transaction and is accounted for as an operating lease. The acquisition of the self-serve kiosks and the aircraft were not sale-leaseback transactions, and each of these leases are accounted for as operating leases. The Fund will clarify in future filings the nature of these transactions and that each are accounted for as operating leases.

11.	Please revise future filings to provide the useful lives for each major group of leased equipment. Disclose how often management reviews these useful lives.

RESPONSE:

In future filings, the Fund will provide the useful lives for each major group of leased equipment and disclose how often management reviews these useful lives.

September 11, 2012

6. Transactions with Affiliates, page 25

12.	We note from page 27 that for the year ended December 31, 2011, $1.2 million in acquisition fees paid to the Manager was either charged directly to operations or capitalized and amortized. Please tell us and revise future filings to disclose how you determine which acquisition fees get expensed and which should be capitalized and amortized.

RESPONSE:

The Fund generally capitalizes acquisition fees and includes such amounts as part of the initial cost of an asset. It is classified as either “leased equipment at cost” or “net investment in finance lease” since the acquisition fee is a necessary cost incurred to bring the asset to such condition or to a location necessary for its ultimate intended use (leasing to third parties). Please note that the acquisition fee paid in relation to the participation interest in the engine was expensed, rather than capitalized, in accordance with U.S. GAAP policies. The Fund will include in future filings more detailed disclosure on how it determines whether acquisition fees get expensed or capitalized and amortized over time.

The Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of disclosure in the filings;

•	The Fund’s comments or changes to disclosure or response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or an person under the federal securities laws of the United States.

If you have any questions or require any additional information, please contact the undersigned.

Sincerely,

/s/ Matthew S. Heiter

Matthew S. Heiter

MSH:rea